

Road To L'Etape Du Tour
A Feature Film by Julia Coulter
Now Available on
WEFUNDER

roadtoletapedutour_movie
and
juliaqcoulter





roadtoletapedutour_movie IT'S LIVE 🎉 You can now invest in @juliaqcoulter 's feature film for an early bird 130% return on investment plus equity. So excited for you all to be part of this journey! Link in bio 🎬

We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder's platform. Any indication of interest involves no obligation or commitment of any kind.

19w



scaredykay 👏👏👏 Let's go!

19w 2 likes Reply





samifreemanmusic ❤️🙌 yes!!

19w 2 likes Reply





shivaniipersaud 👏👏👏













Liked by skyemaryl and 37 others

November 6, 2023



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